Exhibit 2.1
FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER
THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the “Amendment”), is dated as of February 27, 2009, by and among Nyx Acquisitions, Inc., a Delaware corporation (“Parent”), The Conceived Group, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Image Entertainment, Inc., a Delaware corporation (the “Company”). Capitalized terms used by not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).
RECITALS
A.	Parent, Merger Sub and the Company are party to that certain Agreement and Plan of Merger, dated as of November 20, 2008, by and among Parent, Merger Sub and the Company (the “Merger Agreement”).
B.	Parent and Merger Sub were not able to consummate the Closing contemplated by the Merger Agreement on February 26, 2009.
C.
In exchange for the agreements and covenants of Parent and Merger Sub herein, the Company is willing to extend the time for the Closing under the Merger Agreement as provided in this Amendment in order to allow Parent and Merger Sub to have additional time to arrange and obtain the Financing.

D.	Parent, Merger Sub and the Company desire to amend the Merger Agreement in the manner more particularly described below.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Parent, Merger Sub and the Company have agreed to amend the Merger Agreement as follows:
1.1 Certain Definitions. Section 1.01 of the Merger Agreement is hereby amended and restated as follows:
1.1.1 The following definition shall be inserted into Section 1.01 in alphabetical order:
“Additional Deposit” shall have the meaning set forth in Section 3.08.
“Scheduled Closing Date” shall have the meaning set forth in Section 2.01(b).
“Third Deposit” shall have the meaning set forth in Section 3.07(c).
“Third Deposit Deadline” shall have the meaning set forth in Section 3.07(c).

1.1.2 The definition of “Business Interruption Fee” is herby amended by deleting such definition in its entirety and replacing it with the following:
“Business Interruption Fee” means Two Million Three Hundred Thousand Dollars ($2,300,000); provided, however, that if the Parent shall deposit the Additional Deposit pursuant to Section 3.08 hereof to an account designated by the Company, to be held in trust for the benefit of the Company, subject to the Trust Instructions, then the Business Interruption Fee shall mean Two Million Eight Hundred Thousand Dollars ($2,800,000).
1.2 The Merger. Section 2.01(b) of the Merger Agreement is hereby amended by deleting such section in its entirety and replacing it with the following:
Closing. The Closing shall take place at 8:00 a.m. local time on a date to be specified by the parties hereto, which date shall be no later than March 20, 2009 (the “Scheduled Closing Date”), at the offices of Manatt, Phelps & Phillips, LLP, 11355 West Olympic Blvd., Los Angeles, California 90064, unless another time, date or place is agreed to by Parent and the Company. The actual date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
1.3 Deposit. Section 3.07 of the Merger Agreement is hereby amended by deleting such section in its entirety and replacing it with the following:
“Deposit. In consideration for the Company entering into, and as an inducement and condition to the willingness of the Company to enter into, this Agreement, Parent shall:
(a) prior to or simultaneously with the execution of this Agreement, deposit the amount of Five Hundred Thousand Dollars ($500,000) cash (the “Initial Deposit”) to an account designated by the Company, to be held in trust for the benefit of the Company, subject to irrevocable trust instructions agreed to by Parent and the Company, as amended (the “Trust Instructions”);
(b) within two (2) Business Days of the date on which the Company files the definitive Company Proxy Statement with the SEC, deposit the amount of One Million Three Hundred Thousand ($1,300,000) cash (the “Second Deposit”) to an account designated by the Company, to be held in trust for the benefit of the Company, subject to the Trust Instructions; and
(c) by 5:00 p.m. local time on March 2, 2009 (the “Third Deposit Deadline”), deposit the amount of Five Hundred Thousand Dollars ($500,000) cash (the “Third Deposit”) to an account designated by the Company, to be held in trust for the benefit of the Company, subject to the Trust Instructions.”

1.4 Additional Deposit. The Merger Agreement is hereby amended by adding a Section 3.08 which shall read as follows:
“Additional Deposit. If by 5:00 p.m. local time on March 19, 2009, Parent shall deposit an additional amount of Five Hundred Thousand Dollars ($500,000) cash (the “Additional Deposit”) to an account designated by the Company, to be held in trust for the benefit of the Company, subject to the Trust Instructions, then the Scheduled Closing Date shall be extended to March 26, 2009. (The Initial Deposit, the Second Deposit and the Third Deposit, and, as the case may be, the Additional Deposit, shall be collectively referred to herein as the “Deposit.”)”
1.5 Termination. Section 9.01(e) of the Merger Agreement is hereby amended by deleting such section in its entirety and replacing it with the following:
“(e) by the Company, if (i) Parent shall not have deposited the Third Deposit on or prior to the Third Deposit Deadline or (ii) the Merger shall not have been consummated on or prior to the Scheduled Closing Date, other than as a result of the Company’s refusal to close in violation of this Agreement.”
1.6 Effect of Termination. Section 9.02(b) of the Merger Agreement is hereby amended by deleting such section in its entirety and replacing it with the following:
“(b) In the event of termination of this Agreement by any party hereto as provided in Section 9.01, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of any party hereto, except with respect to the last two sentences of Section 7.02, Section 7.07, this Section 9.02, Section 9.03, Section 9.04 (if applicable), Article X, the Deposit, the Trust Instructions, and the Fee Guarantee, which provisions shall survive such termination; provided, however, that in the event that the Company terminates this Agreement pursuant to Section 9.01(e), and Parent or Merger Sub or any of their respective former, current or future Affiliates or Representatives thereafter object to or challenge in any way the payment of the Business Interruption Fee or the Deposit to the Company or the release of the Deposit to the Company, then such termination shall not relieve any such party (Parent or Merger Sub or any of their respective former, current or future Affiliates or Representatives) from liability for any damages (including claims for damages based on the consideration that would have otherwise been payable to the Company Stockholders) for a knowing and intentional breach of any covenant hereunder, and the Company shall thereupon regain the right to pursue any such claims against any such parties.”
1.7 Each of Parent and Merger Sub hereby irrevocably and unconditionally waives the conditions of Section 8.02(a) and Section 8.02(b) other than the Company’s obligations and covenants under Section 6.01 and Section 7.04 of the Merger Agreement. Parent and Merger Sub acknowledge that neither is aware of any violation of the covenants in Section 6.01 or Section 7.04 of the Merger Agreement by the Company as of the date hereof.
1.8 References to the Merger Agreement. Subject to Section 1.8 of this Amendment, after giving effect to this Amendment, each reference in the Merger Agreement to “Agreement,” “hereof,” “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment, all references in the Company Disclosure Letter to “the Agreement” shall refer to the Merger Agreement as amended by this Amendment, and all references in the Trust Instructions shall refer to the Merger Agreement as amended by this Amendment.

1.9 Date References. All references in the Merger Agreement and the Company Disclosure Letter to “the date hereof,” “the date of this Agreement” or words of like import shall remain as references to November 20, 2008.
1.10 General Provisions. The provisions of Article VIII (General Provisions) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.
1.11 No Further Amendment. Except as expressly amended hereby, all the terms, conditions, representations, warranties, covenants and provisions of the Merger Agreement and the Company Disclosure Letter shall remain in full force and effect in accordance with their respective terms.
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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

NYX ACQUISITIONS, INC.
By:	/s/ JOE Q. BRETZ
	Name:	Joe Q. Bretz
	Title:	Chief Executive Officer

THE CONCEIVED GROUP, INC.
By:	/s/ JOE Q. BRETZ
	Name:	Joe Q. Bretz
	Title:	Chief Executive Officer

IMAGE ENTERTAINMENT, INC.
By:	/s/ MARTIN W. GREENWALD
	Name:	Martin W. Greenwald
	Title:	Chairman of the Board